REGNUM CORP.

1541 Ocean Avenue

Santa Monica, CA 90401

Tel: (310) 881-6954

January 23, 2018

VIA EMAIL AND EDGAR

Jim Dunn

Jean Yu

Julie Griffith

Justin Dobbie - Legal Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

GriffithJ@SEC.GOV

Re:	Regnum Corp. Registration Statement on Form S-1 Filed December 15, 2017 File No. 333-222083

Dear Sirs/Mesdames:

This correspondence of Regnum Corp., a Nevada corporation (the “Company”) is in reference to the submission by the Company of a registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on December 15, 2017. We are in receipt of your email to the Company, dated January 11, 2018, and this letter is written in response thereto. We have reproduced your 17 comments below, highlighted in bold, with our responses following immediately thereafter.

Registration Statement Cover Page

Registration Fee Table

1.	COMMENT. We note that the fee table contemplates the sale of up to 10 million shares of common stock by the company, but pages 4 and 22 of the prospectus refer to a selling stockholder. Please delete these references or reconcile the disclosures.

RESPONSE: We have removed the references to the selling stockholders.

Prospectus Cover Page

2.	COMMENT. Please provide the information required by Item 501(b)(3) on the front page of the prospectus. Show this information based on the total minimum and total maximum amount of the offering. Significant costs of operating as a public company, page 14.

RESPONSE: We have updated the fee table accordingly.

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 23, 2018

Risk Factors, page 12

3.	COMMENT. Please revise this risk factor to quantify the costs that you believe you will incur as a public company that you do not presently experience, including those associated with SEC reporting.

RESPONSE: We have updated our disclosure to detail estimated costs associated with regulatory compliance.

We are dependent on third party providers and consultants, page 15

4.	COMMENT. Please expand your disclosure to describe the types of services that the company expects to receive from third party providers and consultants. In addition, please expand the description of your business to add a description of the ways that these providers impact your business plan.

RESPONSE: We have deleted the risk factor referencing third-party consultants and providers, as it does not apply to Regnum.

Third parties may claim that we are infringing upon their intellectual property rights, page 18

5.	COMMENT. Please clarify in this risk factor whether the company currently owns any intellectual property that requires protection by the company.

RESPONSE: We have updated our disclosure to further describe the Company’s existing intellectual property holdings.

Use of Proceeds, page 26

6.	COMMENT. Please revise the first paragraph in this section to clarify what is included in the $19,400 you expect to spend in offering expenses. We note that you intend to cover $18,000 of those expenses with cash generated by the founder’s investment, but the table should accurately reflect the cost of the offering and each of its component parts. Currently, it appears to conflate offering expenses and operating expenses, and possibly to report some expenses twice. Please revise.

RESPONSE: We have updated our disclosure to clarify the Company’s offering expenses as requested.

Plan of Distribution, page 28

7.	COMMENT. Please clarify what you mean when you say that funds raised in the offering will be placed in the corporate escrow account. Does this mean that they will not be immediately available to the company? If that is the case, please reconcile this disclosure with your subsequent statement that all funds regardless of amount will be available to the company.

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 23, 2018

RESPONSE: We have updated our disclosure to remove all references to funds being place in a corporate escrow account. Funds raised will be immediately available to the Company.

Description of the Business, page 32

Business Development, page 32

8.	COMMENT. Please expand your discussion of the acquisition of additional board members and staff to include a discussion of the anticipated timing and costs of expanding your management team. Reconcile this disclosure with the statement on page 38 that “We do not expect any material changes in the number of employees any time soon.”

RESPONSE: We have expanded our disclosure to include a discussion of the anticipated timing and costs of the acquisition of additional board members and staff, and reconciled it with the above statement as requested.

9.	COMMENT. Expand the final paragraph on page 32 to discuss how you will address the company’s liquidity needs if you do not raise the maximum offering amount.

RESPONSE: We have expanded our disclosure to include a discussion of alternative financing arrangements to meet the Company’s liquidity needs.

Business Model, page 33

10.	COMMENT. We note that the company intends to seek out discounted properties and “recycle” them into profitable entertainment vehicles. Please explain in greater detail how the company expects to carry out its plan, including: what specific skills the company’s current sole employee has to offer in the business of selecting, editing, packaging and marketing such products; when the company expects to hire individuals with skills and experience in this area, and the costs associated with such hiring.

RESPONSE: We expanded our disclosure to include a discussion of our sole officer’s professional background within the entertainment industry and her creative abilities that Regnum relies on in selecting, editing, packaging and marketing the intellectual properties for sale. We also added the discussion of the anticipated timing and costs relating to hiring individuals with related skills and experience.

11.	COMMENT. We note your disclosure that in order to compete with larger and better financed entities, smaller companies must “hustle to procure new material and often times rely heavily on third parties to bring them fresh aspiring projects to produce and distribute.” Revise your disclosure to explain the nature of the third parties you are referring to and the relative ease or difficulty of obtaining they types of projects the company is hoping to acquire.

RESPONSE: We revised our disclosure to clarify the nature of the third parties mentioned in it, and also explained the circumstances of obtaining the types of projects the Company is hoping to acquire.

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 23, 2018

12.	COMMENT. Please describe briefly any trademarks, copyrights, or other intellectual property to which the company has already secured rights. Include the duration of any such instruments. If the company does not currently have any intellectual property rights, please state that in the disclosure. Refer to Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE: We have expanded our disclosure to include a discussion that to-date, the Company has not yet filed for copyright protection or otherwise protected its products, but in the future we intend to maintain intellectual property rights in our products.

Current Projects, page 34

13.	COMMENT. Please provide support for your assumption that there is “increasing demand for premium entertainment,” and for the company’s further assumption that it will be able to meet such demand by acquiring inexpensive properties and “recycling” them.

RESPONSE: We have expanded our disclosure to provide support for the statement that there is “increasing demand for premium entertainment”.

Revenue Model, page 34

14.	COMMENT. Please provide the basis for your estimate that “approximately 10% of our revenues will come from options.”.

RESPONSE: We removed the above reference from our disclosure.

Management’s Discussion and Analysis, page 38

15.	COMMENT. Please disclose the company’s monthly burn rate, together with what steps the company plans to take to meet its cash needs.

RESPONSE: We have expanded our disclosure to discuss the Company’s monthly burn rate and the steps we are planning to take to meet our cash needs.

Exhibits and Financial Statement Schedules, page 49

16.	COMMENT. We note that you have redacted certain confidential information from Exhibits 10.1-10.5. To the extent you intend to redact confidential information from exhibits to the registration statement, please submit an application for confidential treatment. Refer to Securities Act Rule 406 and Staff Legal Bulletin 1A for guidance.

RESPONSE: We are filing Exhibits 10.1-10.5 herewith unredacted.

Exhibit 99.1

17.	COMMENT. Your subscription agreement appears to contemplate an offering that is exempt from registration. Please revise or advise.

RESPONSE: We have revised the subscription agreement in accordance with your comments.

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 23, 2018

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

REGNUM CORP.

/s/ Tiffani Jones
Tiffiani Jones
Chief Executive Officer